UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1


                           Aerial Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares ($1.00 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    007655103
                       -----------------------------------
                                 (CUSIP Number)

                      LeRoy T. Carlson, Jr. (312) 630-1900
                      President and Chief Executive Officer
                        Telephone and Data Systems, Inc.
            30 N. LaSalle Street, Suite 4000, Chicago, Illinois 60602
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 17, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
---------------------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  007655103                 13D       Page     2     of     9     Pages
           ---------                                ---------    ---------
--------------------------------------------------------------------------------



     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Telephone and Data Systems, Inc.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   |_|
                                                                      (b)   |_|

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

                 00

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         |_|

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

                                    7       SOLE  VOTING   POWER  -   78,176,909
                                            shares - Includes  52,924,151 Series
                                            A Common  Shares  which have fifteen
                                            votes per share on all  matters  and
                                            are convertible on a share-for-share
                                            basis   into   Common   Shares   and
                                            25,252,758 Common Shares.  See Item
                                            5 for further explanation.  See also
            NUMBER OF                       Item 4.
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH

                                    8       SHARED VOTING POWER

                                              -0-

                                    9       SOLE DISPOSITIVE POWER

                                              Same as 7 above.

                                   10       SHARED DISPOSITIVE POWER

                                              -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 Same as 7 above.

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|

     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 60.8% of the outstanding Common Shares of the Issuer for a combined total of approximately 82.8% of the Issuer's outstanding classes of capital stock and approximately 98.0% of their combined voting power.**

     14   TYPE OF REPORTING PERSON*

                 HC, CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

     **Based on 31,930,588 Common Shares and 40,000,000 Series A Common Shares outstanding on September 17, 1999 and 9,575,849 Common Shares and 12,924,151
Series A Common Shares issuable pursuant to the Debt/Equity Replacement Agreement and Settlement Agreement and Release referred to herein.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  007655103                13D       Page     3     of     9     Pages
           ---------                              ---------    ---------
--------------------------------------------------------------------------------



      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               The Trustees of the Voting Trust under Agreement dated June 30, 1989

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |X|
                                                                       (b)  |_|

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*

                 00

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
                                    7       SOLE VOTING POWER
              NUMBER OF
               SHARES                                  -0-
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH

                                    8       SHARED  VOTING  POWER  -  78,176,909
                                            shares - Includes  52,924,151 Series
                                            A Common  Shares  which have fifteen
                                            votes per share on all  matters  and
                                            are convertible on a share-for-share
                                            basis   into   Common   Shares   and
                                            25,252,758 Common Shares. See Item 5
                                            for  further  explanation.  See also
                                            Item 4.

                                    9       SOLE DISPOSITIVE POWER

                                              -0-

                                   10       SHARED DISPOSITIVE POWER

                                              Same as 8 above.

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 Same as 8 above.

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|


     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Reporting persons may be deemed to beneficially own 100% of the outstanding Series A Common Shares of the Issuer and approximately 60.8% of the outstanding Common Shares of the Issuer for a combined total of approximately 82.8% of the Issuer's outstanding classes of capital stock and approximately 98.0% of their combined voting power.**

     14   TYPE OF REPORTING PERSON*

                 00
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      **Based on 31,930,588 Common Shares and 40,000,000 Series A Common Shares outstanding on September 17, 1999 and 9,575,849 Common Shares and 12,924,151
Series A Common Shares issuable pursuant to the Debt/Equity Replacement Agreement and Settlement Agreement and Release referred to herein.

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 4 of 9 Pages


         This Amendment  Number 2 to the Schedule 13D is being filed pursuant to
Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., a Delaware corporation ("TDS"). This amended Schedule 13D relates to the ownership by TDS of Common Shares, par value $1.00 per share ("Common Shares"), and/or Series A Common Shares, par value $1.00 per share ("Series A Common Shares" and, together with the Common Shares, "Common Stock"), of Aerial Communications, Inc., a Delaware corporation (the "Issuer").


     Item 1.      Security and Issuer.
                  -------------------
         This statement relates to the Common Shares, par value $1.00 per share, and Series A Common Shares, par value $1.00 per share, of the Issuer. The principal executive office of the Issuer is located at 8410 West Bryn Mawr, Suite 700, Chicago, Illinois 60631.


     Item 2.      Identity and Background.
                  -----------------------
         TDS and the Trustees of the Voting Trust under Agreement dated June 30, 1989 (the "Voting Trust"), are filing this Schedule 13D amendment concerning their direct and indirect beneficial ownership of Common Shares. The following sets forth information with respect to Items 2(a) through 2(f) for TDS and the Trustees of the TDS Voting Trust.

         TDS. TDS is a Delaware corporation. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS, directly and through its subsidiaries, has established cellular telephone, local telephone and personal communications services operations. The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

         The Trustees of the Voting Trust. The principal business address of the Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The information with respect to the trustees of the Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

         To the knowledge of LeRoy T. Carlson, Jr., during the last five (5) years, none of TDS, the Voting Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         To the knowledge of LeRoy T. Carlson, Jr., during the last five (5) years, none of TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     Item 3.  Source and Amount of Funds or Other Consideration.
              --------------------------------------------------
              See Item 4.


     Item 4.  Purpose of Transaction.
              ----------------------
         As previously reported, on December 18, 1998, TDS announced that it was pursuing a tax-free spin-off of its interest in the Issuer, as well as reviewing other alternatives.

         On September 20, 1999, TDS and the Issuer announced that they had entered into an Agreement and Plan of Reorganization with VoiceStream Wireless Corporation ("VoiceStream") , VoiceStream Wireless Holding Corporation ("Holding" and, together with VoiceStream, "Parent"), and a subsidiary of Holding ("Merger Sub C"), pursuant to which Merger Sub C will merge with and into the Issuer, with the Issuer surviving the merger (the "Reorganization").
 In the Reorganization, each outstanding share of Common Stock of the Issuer, including all shares of Common Stock beneficially owned by TDS, will be converted into the right to receive 0.455 shares of common stock of Parent ("Parent

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 5 of 9 Pages


Common Stock"). Based on this exchange ratio, and considering the issuance of 19,090,909 additional shares of Issuer Common Stock to TDS as described below, TDS would receive, in the Reorganization, an aggregate of 35,570,493 shares of Parent Common Stock in exchange for an aggregate of 78,176,909 shares of Issuer Common Stock. This exchange ratio may be adjusted under certain circumstances. Alternatively, shareholders of the Issuer other than TDS or Sonera Ltd. will have the option to elect to receive $18.00 in cash for each Common Share.

         In connection with the Reorganization, TDS entered into a Stockholder Agreement with VoiceStream and Holding pursuant to which, among other things, TDS agreed to vote in favor of the Reorganization at a stockholders meeting of the Issuer called for that purpose, and against other competing transactions.

         Pursuant to a Debt/Equity Replacement Agreement among the Company, Aerial Operating Company, Inc, ("AOC"), TDS and Parent, as supplemented by a Settlement Agreement and Release among Sonera, Ltd. Sonera Corporation U.S., TDS, the Company and AOC, which were entered into contemporaneously with the execution of the Agreement and Plan of Reorganization, $420 million of additional equity of the Company will be issued to TDS and $230 million of additional equity of the Company and/or AOC will be issued to Sonera, at an equivalent price of $22.00 per share of Company Common Stock. Accordingly, the Company will issue to TDS 19,090,909 additional shares of Company Common Stock on November 1, 1999.

         Under a Parent Stockholder Agreement (the "Parent Stockholder Agreement"), entered into in connection with the Reorganization Agreement, among the Issuer, Parent, TDS and certain stockholders of Parent (identified on the signature page to the Parent Stockholder Agreement) (the "Parent Stockholders"), the Parent Stockholders and TDS have agreed to enter into a Voting Agreement (together with the stockholders of Omnipoint Corporation if Parent acquires Omnipoint Corp. and such stockholders agree to enter into such agreement) on terms mutually agreeable to the parties thereto, which will provide that the parties thereto will vote their shares of Parent Common Stock for the election to the board of directors of Parent in the manner specified in such Voting Agreement. The Parent Stockholders and TDS have agreed that the Voting Agreement shall provide, among other things, that so long as TDS beneficially owns at least 4,500,000 shares of Parent Common Stock, one member of the Parent board of directors shall be an individual designated by TDS (the "TDS Designee"), except that the TDS Designee may not be an officer, director, management level employee or affiliate of TDS, or of any person in which TDS or any affiliate of TDS has an "attributable interest" (as defined by applicable FCC rules and regulations); provided, however, that Parent shall have the right to approve the TDS Designee, which approval shall not be unreasonably withheld; and provided further, however, that if TDS owns more than 9,800,000 shares of Parent Common Stock and Sonera Ltd. and its affiliates own less than 4,500,000 shares of Parent Common Stock, then TDS shall have the right to two TDS Designees as directors of Parent.

         At the closing of the Reorganization, pursuant to the Agreement and Plan of Reorganization, TDS and Parent will enter into an Investor Agreement which will limit certain actions by TDS as a stockholder of Parent for a period of five (5) years. Subject to certain exceptions, TDS will agree not to (i) acquire any additional shares of Parent Common Stock which would cause TDS to own in excess of 24.9% of the voting securities of Parent (except that this percentage will be 28% if the Reorganization occurs at a time that the Omnipoint-VoiceStream Reorganization has not occurred); (ii) solicit proxies for shares of Parent Common Stock or participate in an election contest; or (iii) join a group or take any action to initiate, encourage or otherwise facilitate a tender or exchange offer for Parent which would result in change of control of Parent. In addition, TDS would agree to certain restrictions on its ability to transfer its shares of Parent Common Stock. In particular, if TDS sells Parent Common Stock, it would agree to take reasonable care to preclude the acquisition of more than 5% of the voting power of the Parent Common Stock by any person or group, except Sonera Ltd. and certain other affiliated parties.

         Pursuant to the Stockholder Agreement, at the closing of the Reorganization, TDS and Parent will enter into a Registration Rights Agreement pursuant to which TDS will receive demand and piggyback registration rights for the shares of Parent common stock received by TDS in the Reorganization. The Registration Rights Agreement will permit four (4) demand registration rights (one every nine (9) months) and permit unlimited piggyback registration rights. The registration rights would survive only as long as TDS is unable to sell the shares of Parent common stock without registration.

         The foregoing descriptions of the above agreements is subject to, and qualified in their entirety by reference to, the text of such agreements, which are incorporated by reference as exhibits hereto.

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 6 of 9 Pages


     Item 5.      Interest in Securities of the Issuer.
                  ------------------------------------

         (I)      TDS.
                  ---
                  (a) As of September 17, 1999, TDS may be deemed to beneficially own, pursuant to Rule 13d- 3(d)(1)(i), an aggregate of 78,176,909 shares of common stock of the Issuer. This includes 25,252,758 Common Shares and 52,924,151 Series A Common Shares.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:
                                    -------------------------------------
                                    TDS  is  the  direct   beneficial  owner  of
                                    25,252,758   Common  Shares  and  52,924,151
                                    Series  A  Common   Shares  of  the   Issuer
                                    representing   approximately  82.8%  of  all
                                    classes of common  stock of the Issuer.  The
                                    Series A Common  Shares  have  fifteen  (15)
                                    votes  per  share  on all  matters  and  are
                                    convertible on a share-for-share  basis into
                                    Common  Shares.  TDS has sole  voting  power
                                    with respect to an  aggregate of  25,252,758
                                    Common Shares and 52,924,151 Series A Common
                                    Shares representing approximately 98.0% of the combined voting power of the Common
                                    Shares and the Series A Common Shares. As a result of such ownership, TDS has the voting power to elect all of the directors of the Issuer.

                           (ii)     Shared Power to Vote or Direct the Vote:
                                    ---------------------------------------
                                    None.

                           (iii)    Sole   Power  to   Dispose   or  Direct  the
                                    --------------------------------------------
                                    Disposition:
                                    -----------
                                    TDS has sole power to dispose of  25,252,758
                                    Common Shares and 52,924,151 Series A Common
                                    Shares, representing approximately 82.8% of all classes of capital stock outstanding.

                           (iv)     Shared   Power  to  Dispose  or  Direct  the
                                    --------------------------------------------
                                    Disposition:
                                    -----------
                                    None.

                  (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty (60) days in Common Shares by TDS, except as disclosed in
                           Item 4, and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares beneficially owned by TDS.

                  (e)      Not Applicable.


         (II) Directors and Executive Officers of TDS.
              ---------------------------------------
                  (a) - (b)See  Appendix  D  attached  hereto  and  incorporated herein by reference.

                  (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty (60) days in the Common Shares by any Director or Executive Officer of TDS, and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Common Shares beneficially owned by the persons listed in Appendix D.

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 7 of 9 Pages


                  (e)      Not applicable.


         (III) The Voting Trust.
               ----------------
                  (a) As of September 17, 1999, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust may be deemed to beneficially own an aggregate of 78,176,909 shares of common stock of the Issuer. This includes 25,252,758 Common Shares and 52,924,151 Series A Common Shares.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:
                                    --------------------------------------
                                    None.

                           (ii)     Shared Power to Vote or Direct the Vote:
                                    ---------------------------------------
                                    The Voting  Trust is the  direct  beneficial
                                    owner of TDS  Series A  Common  Shares.  The
                                    Voting  Trust  holds and the  trustees  vote
                                    6,355,216  Series  A Common  Shares  of TDS,
                                    representing   approximately  91.4%  of  the
                                    outstanding TDS Series A Common Shares, and approximately 51.2% of the combined voting power of TDS Series A Common Shares and TDS Common Shares.2 Therefore, the Voting Trust may be deemed to direct a majority of the combined voting power of TDS, which has the voting power to elect all directors of the Issuer and has approximately 98.0% of the combined voting power of the Issuer with respect to matters other than the election of directors.

                           (iii)    Sole   Power  to   Dispose   or  Direct  the
                                    --------------------------------------------
                                    Disposition:
                                    -----------
                                    None.

                           (iv)     Shared   Power  to  Dispose  or  Direct  the
                                    --------------------------------------------
                                    Disposition:
                                    ------------
                                    The    information    contained    in   Item
                                    5.III(b)(ii) above is incorporated herein by
                                    reference.  Through  the  deemed  ability to
                                    direct a  majority  of the  combined  voting
                                    power  of TDS,  the  Voting  Trust  trustees
                                    share the power to direct the disposition of
                                    25,252,758   Common  Shares  and  52,924,151
                                    Series  A  Common   Shares  of  the  Issuer,
                                    representing 82.8% of all classes of capital stock outstanding of the Issuer.

                  (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty (60) days in Common Shares or Series A Common Shares of the Issuer by the Voting Trust except to the extent disclosed herein.

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than TDS is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares or Series A Common Shares of the Issuer beneficially owned by the Voting Trust.

                  (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------
         See Item 4.

The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The Voting Trust trustees hold and vote 6,355,216 TDS Series A Common Shares
------------------------------------
2 Based on 54,500,433 Common Shares of TDS and 6,954,058 Series A Common Shares outstanding on August 31, 1999.

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 8 of 9 Pages


held in the Voting Trust, representing 91.4% of the outstanding TDS Series A Common Shares, and approximately 51.2% of the combined voting power of the TDS Series A Common Shares and TDS Common Shares. Therefore, the Voting Trust trustees may be deemed to direct a majority of the combined voting power of TDS, which has the sole voting power with respect to approximately 98.0% of the combined voting power of the Issuer.

     Item 7.      Material to be Filed as Exhibits.
                  --------------------------------
         1. Agreement and Plan of Reorganization dated as of September 17, 1999, among VoiceStream, Holding, Sub, the Issuer and TDS*

         2. Stockholder Agreement dated as of September 17, 1999, among TDS, VoiceStream and Holding *

         3. Parent Stockholder Agreement dated as of September 17, 1999, among the Issuer, TDS, VoiceStream and Holding and certain stockholders of VoiceStream*

         4. Debt/Equity Replacement Agreement dated as of September 17, 1999, among TDS, the Issuer, Aerial Operating Company, Inc., VoiceStream and Holding*

         5. Settlement Agreement and Release dated as of September 17, 1999, among TDS, the Issuer, Aerial Operating Company, Inc., and Sonera, as agreed to by VoiceStream and Holding*

     -----------------

     * Incorporated herein by reference to the TDS Form 8-K filed on September 28, 1999.


     In addition, the Voting Trust Agreement dated June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 9.1 to the Annual Report on Form 10-K for the year ended December 31, 1997 of Aerial Communications, Inc.

                                   * * * * * *

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 9 of 9 Pages


                             JOINT FILING AGREEMENT

                  The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated as of October 4, 1999.

     TELEPHONE AND DATA SYSTEMS, INC.        THE VOTING TRUST



     By: /s/ LeRoy T. Carlson, Jr.           By:  /s/ LeRoy T. Carlson, Jr.
         --------------------------               -----------------------------
         LeRoy T. Carlson, Jr.                   LeRoy T. Carlson, Jr.
         President and Chief Executive Officer   As Trustee and Attorney-in-Fact
                                                 for other Trustees*




                                   *Pursuant to Joint Filing Agreement and Power
                                    of Attorney  previously filed with the
                                    Securities and Exchange Commission and
                                    incorporated by reference herein.


































             Signature Page to the 2nd Amendment to the Schedule 13D
         relating to the direct and indirect beneficial ownership of the
                 Common Shares of Aerial Communications, Inc. by
      Telephone and Data Systems, Inc., and The Voting Trust, respectively.

Schedule 13D
Issuer:      Aerial Communications, Inc.
Page 1 of 5 of Appendix A


                                   APPENDIX A

                                DIRECTORS OF TDS
                                ----------------

     (I)          (a)      Name:
                           -----
                           LeRoy T. Carlson

                  (b)      Business Address:
                           ----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           ------------------------------------------
                           Chairman of Telephone and Data Systems, Inc.
                           Director of Issuer

                  (d)      Citizenship:
                           -----------
                           United States


     (II)         (a)      Name:
                           ----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           ----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of Telephone and Data Systems, Inc.
                           Director  and  Chairman  of Issuer

                  (d)      Citizenship:
                           -----------
                           United States

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 2 of 5 of Appendix A

     (III)        (a)      Name:
                           -----
                           Sandra L. Helton

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Executive   Vice  President  -  Finance  and  CFO  of
                           Telephone and Data Systems, Inc.
                           Director of Issuer

                  (d)      Citizenship:
                           ------------
                           United States


     (IV)         (a)      Name:
                           -----
                           James Barr III

                  (b)      Business Address:
                           ----------------
                           TDS Telecommunications Corporation
                           301 South Westfield Road
                           Madison, Wisconsin  53705-0158

                  (c)      Present Principal Occupation or Employment:
                           ------------------------------------------
                           President of TDS  Telecommunications  Corporation,  a
                           wholly-owned   subsidiary   of  Telephone   and  Data
                           Systems, Inc.
                           Director of Issuer

                  (d)      Citizenship:
                           -----------
                           United States


     (V)          (a)      Name:
                           -----
                           Walter C.D. Carlson

                  (b)      Business Address:
                           ----------------
                           Sidley & Austin
                           Bank One Plaza
                           10 South Dearborn Street
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           ------------------------------------------
                           Partner of the law firm of Sidley & Austin
                           Director of Issuer

                  (d)      Citizenship:
                           -----------
                           United States

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 3 of 5 of Appendix A





     (VI)         (a)      Name:
                           ----
                           Letitia G.C. Carlson

                  (b)      Residence Address:
                           -----------------
                           7604 Fairfax Road
                           Bethesda, Maryland  20814

                  (c)      Present Principal Occupation or Employment:
                           ------------------------------------------
                           Medical Doctor

                  (d)      Citizenship:
                           -----------
                           United States


     (VII)        (a)      Name:
                           ----
                           Donald C. Nebergall

                  (b)      Residence Address:
                           -----------------
                           2919 Applewood Place, N.E.
                           Cedar Rapids, Iowa  52402

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Consultant to Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           -----------
                           United States


     (VIII)       (a)      Name:
                           -----
                           Herbert S. Wander

                  (b)      Business Address:
                           -----------------
                           Katten, Muchin & Zavis
                           525 West Monroe Street
                           Suite 1600
                           Chicago, Illinois 60606-3693

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Katten, Muchin & Zavis

                  (d)      Citizenship
                           -----------
                           United States

Schedule 13D
Issuer: Aerial Communications, Inc.
Page 4 of 5 of Appendix A





     (IX)         (a)      Name:
                           -----
                           George W. Off

                  (b)      Business Address:
                           -----------------
                           Catalina Marketing Group
                           11300 Ninth Street North
                           St. Petersburg, Florida  33716

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of Catalina Marketing Corporation

                  (d)      Citizenship:
                           ------------
                           United States


     (X)          (a)      Name:
                           -----
                           Martin L. Solomon

                  (b)      Business Address:
                           -----------------
                           2665 South Bayshore Drive, Suite 906
                           Coconut Grove, Florida 33133

                  (c)      Present Principal Occupation or Employment:
                           ------------------------------------------
                           Chairman and CEO of American Country Holdings, Inc.

                  (d)      Citizenship:
                           -----------
                           United States


     (XI)         (a)      Name:
                           ------
                           Kevin A. Mundt

                  (b)      Business Address:
                           -----------------
                           Mercer Management Consulting, Inc.
                           33 Hayden Avenue
                           Lexington, MA  02173

                  (c)      Present Principal Occupation or Employment:
                           ------------------------------------------
                           Vice   President  -  Retail   Group  Head  of  Mercer
                           Management Consulting, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 5 of 5 of Appendix A





     (XII)       (a)       Name:
                           -----
                           Murray L. Swanson

                  (b)      Business Address:
                           ----------------
                           1118 Sheridan Road
                           Evanston, Illinois 60202

                  (c)      Present Principal Occupation or Employment:
                           ------------------------------------------
                           Managing Director and CEO of Sonera Corporation U.S.

                  (d)      Citizenship:
                           -----------
                           United States

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 1 of 7 of Appendix B

                                        APPENDIX B

                                 EXECUTIVE OFFICERS OF TDS
                                 --------------------------

     (I)          (a)      Name:
                           ----
                           LeRoy T. Carlson

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           ------------------------------------------
                           Director Chairman of Telephone and Data Systems, Inc. Director of Issuer

                  (d)      Citizenship:
                           -----------
                           United States


     (II)         (a)      Name:
                           ----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           ----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           ------------------------------------------
                           Director,  President and Chief  Executive  Officer of
                           Telephone  and  Data  Systems,   Inc.
                           Director and Chairman of Issuer

                  (d)      Citizenship:
                           -----------
                           United States

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 2 of 7 of Appendix B

     (III)        (a)      Name:
                           ----
                           Sandra L. Helton

                  (b)      Business Address:
                           ----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Director and Executive Vice President - Finance and CFO of Telephone and Data Systems, Inc.
                           Director of Issuer

                  (d)      Citizenship:
                           -----------
                           United States


     (IV)         (a)      Name:
                           ----
                           Rudolph E. Hornacek

                  (b)      Business Address:
                           ----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           ------------------------------------------
                           Vice President - Engineering of Telephone and Data Systems, Inc.
                           Director of Issuer

                  (d)      Citizenship:
                           -----------
                           United States

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 3 of 7 of Appendix B

     (V)          (a)      Name:
                           ----
                           H. Donald Nelson

                  (b)      Business Address:
                           -----------------
                           United States Cellular Corporation
                           8410 West Bryn Mawr
                           Suite 700
                           Chicago, Illinois  60631

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of United States Cellular Corporation, an over 80%- owned subsidiary of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           -----------
                           United States

     (VI)         (a)      Name:
                           -----
                           James Barr III

                  (b)      Business Address:
                           ----------------
                           TDS Telecommunications Corporation
                           301 South Westfield Road
                           Madison, Wisconsin  53705-0158

                  (c)      Present Principal Occupation or Employment:
                           ------------------------------------------
                           Director and President of TDS Telecommunications Corporation, a wholly-owned subsidiary of Telephone and Data Systems, Inc.
                           Director of Telephone and Data Systems, Inc.
                           and Issuer

                  (d)      Citizenship:
                           -----------
                           United States


     (VII)        (a)      Name:
                           -----
                           Donald W. Warkentin

                  (b)      Business Address:
                           -----------------
                           Aerial Communications, Inc.
                           8410 West Bryn Mawr Avenue
                           Suite 1100
                           Chicago, Illinois  60631

                  (c)      Present Principal Occupation or Employment:
                           ------------------------------------------
                           Director and President of Issuer

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 4 of 7 of Appendix B

     (VIII)       (a)      Name:
                           -----
                           Scott H. Williamson

                  (b)      Business Address:
                           -----------------
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           ------------------------------------------
                           Senior Vice President - Acquisitions of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           -----------
                           United States




     (IX)         (a)      Name:
                           -----
                           Michael K. Chesney

                  (b)      Business Address:
                           -----------------
                           1014 South Briarcliffe Circle
                           Maryville, Tennessee 37803

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (X)          (a)      Name:
                           -----
                           George L. Dienes

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 5 of 7 of Appendix B

     (XI)         (a)      Name:
                           -----
                           C. Theodore Herbert

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Human Resources of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (XII)        (a)      Name:
                           -----
                           Peter L. Sereda

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President and Treasurer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (XIII)       (a)      Name:
                           -----
                           Mark A. Steinkrauss

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Corporate Relations of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 6 of 7 of Appendix B

     (XIV)        (a)      Name:
                           -----
                           Edward W. Towers

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Corporate Development and Operations of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (XV)         (a)      Name:
                           -----
                           James W. Twesme

                  (b)      Business Address:
                           -----------------
                           TDS Corporate Madison
                           8401 Greenway Boulevard
                           P.O. Box 628010
                           Middleton, Wisconsin  53562-8010

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Corporate Finance - Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (XVI)        (a)      Name:
                           -----
                           Byron A. Wertz

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           8000 West 78th Street, Suite 400
                           Minneapolis, Minnesota  55439

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 7 of 7 of Appendix B

     (XVII)       (a)      Name:
                           -----
                           Gregory J. Wilkinson

                  (b)      Business Address:
                           -----------------
                           TDS Corporate Madison
                           8401 Greenway Boulevard
                           P.O. Box 628010
                           Middleton, Wisconsin  53562-8010

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President and Corporate Controller of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (XVIII)      (a)      Name:
                           -----
                           Michael G. Hron

                  (b)      Business Address:
                           -----------------
                           Sidley & Austin
                           Bank One Plaza
                           10 South Dearborn Street
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Sidley & Austin and Secretary of Telephone and Data Systems, Inc. and Issuer

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 1 of 2 of Appendix C


                                   APPENDIX C

                          TRUSTEES OF THE VOTING TRUST
                          -----------------------------

     (I)          (a)      Name:
                           -----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Director, President and Chief Executive Officer of Telephone and Data Systems, Inc.
                           Director and Chairman of Issuer

                  (d)      Citizenship:
                           -----------
                           United States

     (II)         (a)      Name:
                           -----
                           Walter C.D. Carlson

                  (b)      Business Address:
                           -----------------
                           Sidley & Austin
                           Bank One Plaza
                           10 South Dearborn Street
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner  of the law firm of Sidley & Austin
                           Director of Telephone and Data Systems, Inc.
                           and Issuer

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 2 of 2 of Appendix C

     (III)        (a)      Name:
                           -----
                           Letitia G.C. Carlson
                           --------------------
                  (b)      Business Address:
                           -----------------
                           7604 Fairfax Road
                           Bethesda, Maryland 20814

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Medical Doctor
                           Director of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (IV)         (a)      Name:
                           -----
                           Donald C. Nebergall

                  (b)      Residence Address:
                           ------------------
                           2919 Applewood Place, N.E.
                           Cedar Rapids, Iowa  52402

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Director of and Consultant to Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (V)          (a)      Name:
                           -----
                           Melanie J. Heald

                  (b)      Business Address:
                           -----------------
                           7410 Longmeadow Road
                           Madison, Wisconsin  53717

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Homemaker

                  (d)      Citizenship:
                           ------------
                           United States

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 1 of 1 of Appendix D

                                        APPENDIX D


                                             Number of
                                         Common Shares           Percentage of
                                            Beneficially           Class
                                         Owned as of Latest      of the Issuer's
                  Name                    Practicable Date        Common Shares
                  ----                    ----------------       ---------------
     James Barr, III                                     --            --

     LeRoy T. Carlson                                 1,000            *

     LeRoy T. Carlson, Jr. (1)                        8,400            *

     Letitia G. C.  Carlson                              --            --

     Walter C. D. Carlson                             4,848            *

     Michael K. Chesney                                  --            --

     George L. Dienes                                    --            --

     Sandra L. Helton                                    --            --

     C. Theodore Herbert (1)                          6,419            *

     Rudolph E. Hornacek                                 --            --

     Michael G. Hron (1)                                 --            --

     Donald C. Nebergall                                 --            --

     H. Donald Nelson                                   200            *

     George W. Off                                    1,000            *

     Peter L. Sereda                                     --            --

     Martin L. Solomon                                   --            --

     Mark A. Steinkrauss                                500            --

     Murray L. Swanson                               10,100            *

     Edward W. Towers                                    --            --

     James W. Twesme                                  4,311            *

     Herbert S. Wander                                   --            --

     Donald W. Warkentin                            208,094            *

     Byron A. Wertz                                     300            *

     Gregory J. Wilkinson                             2,118            *
                                    ----------------------- -------------------

         Total                                      247,290            *
                                                    -------          -----
     ---------------                                -------          -----
     * Less than 1%

     1 Messrs. Carlson, Jr., Herbert and Hron are members of the investment management committee of the Telephone and Data Systems, Inc., Tax-Deferred Savings Plan (the "Plan"). As of the latest practicable date for which information was available, the Plan was the record holder of 281,828 Aerial Communications, Inc. Common Shares. In accordance with the position of the SEC's Division of Corporation Finance, such persons may be deemed to beneficially own Common Shares held by the Plan because they may be deemed to have investment or voting power over such shares. Such persons disclaim beneficial ownership of such shares, except as reported herein.